Exhibit 99.1

      NOVA Chemicals: Strong Cash Flow from Improved Operating Performance

    PITTSBURGH--(BUSINESS WIRE)--July 25, 2007--NOVA Chemicals
Corporation (NYSE:NCX)(TSX:NCX):

    All financial information is in U.S. dollars unless otherwise indicated.

    NOVA Chemicals Corporation (NOVA Chemicals) reported net income of $80 million ($0.96 per share diluted) for the second quarter of 2007. The results include after-tax restructuring charges totaling $9 million, or $0.11 per share diluted related to NOVA Chemicals' ongoing fixed cost reduction actions.

    Net income for the second quarter compares to net income of $44 million ($0.53 per share diluted) for the first quarter of 2007 and net income of $106 million ($1.27 per share diluted) for the second quarter of 2006, which included a $60 million benefit related to Canadian tax rate reductions.

    Net income in the second quarter improved relative to the first quarter due to significant margin improvement, particularly in the Olefins/Polyolefins business unit. While North American ethylene and polyethylene price increases were offset by higher feedstock costs on the U.S. Gulf Coast, NOVA Chemicals' feedstock costs increased only slightly quarter-over-quarter resulting in improved margins. The Alberta Advantage increased from an average of 7 cents per pound in the first quarter to 13 cents per pound in the second quarter, and widened to approximately 17 cents per pound in July.

    "Our businesses delivered $251 million of EBITDA in the second quarter, which resulted in $115 million in cash from operations," said Jeff Lipton, NOVA Chemicals' President and CEO. "Market conditions and our margins in Olefins and Polyolefins improved each month during the second quarter and are improving further into the third quarter. In addition, our Alberta feedstock advantage is widening again as it did last summer."

    After significantly appreciating in the first quarter, the value of NOVA Chemicals' Corunna feedstock open positions did not change significantly in the second quarter. As a result, the mark-to-market impact of these open positions was a $1 million loss in this quarter compared to a $26 million gain in the first quarter. These mark-to-market gains and losses are reflected in the Corporate results.

 EBITDA from the Businesses               Second Quarter First Quarter
      ($U.S. millions)                         2007          2007

 Olefins/Polyolefins                               $228          $159
 Performance Styrenics                               (6)           (6)
 STYRENIX                                            29            19
                                          -------------- -------------
 EBITDA from the Businesses                        $251          $172

    NOVA Chemicals will host a conference call today, Wednesday, July 25, 2007 for investors and analysts at 10 a.m. EDT (8 a.m. MDT; 7 a.m.
PDT). Media are welcome to join this call in "listen-only" mode. The dial-in number for this call is (416) 406-6419. The replay number is
(416) 695-5800 (Reservation No. 3207769). The live call is also available on the Internet at www.investorcalendar.com (ticker symbol
NCX).

NOVA Chemicals Highlights
(millions of U.S. dollars, except per share amounts and as noted)
These Highlights should be read in conjunction with NOVA Chemicals' other interim and annual financial statement disclosures, as well as its 2006 Annual Report.

                                Three Months Ended    Six Months Ended
                             ------------------------ ----------------
                             June 30 Mar. 31 June 30  June 30 June 30
                              2007    2007   2006 (1)  2007   2006 (1)
                             ------- ------- -------- ------- --------
Revenue                      $1,676  $1,506   $1,619  $3,182   $3,172

Adjusted EBITDA (2)
Olefins/Polyolefins
    Joffre Olefins           $  121  $  107   $  134  $  228   $  295
    Corunna Olefins              58      42       41     100       61
    Polyethylene                 50      22       51      72       66
    Eliminations                 (1)    (12)      (1)    (13)     (12)
                             ------- ------- -------- ------- --------
  Olefins/Polyolefins Total     228     159      225     387      410

Performance Styrenics            (6)     (6)       -     (12)      (1)

STYRENIX
    Styrene Monomer              23      10       (4)     33       (6)
    North American Solid
     Polystyrene                 (7)     (6)      (8)    (13)     (13)
    European JV                  13      15       (3)     28       (7)
                             ------- ------- -------- ------- --------
  STYRENIX Total                 29      19      (15)     48      (26)

                             ------- ------- -------- ------- --------
EBITDA from the Businesses
 (3)                            251     172      210     423      383

Corporate (4)                   (31)    (17)     (25)    (48)     (74)
                             ------- ------- -------- ------- --------

Adjusted EBITDA (2)          $  220  $  155   $  185  $  375   $  309
                             ======= ======= ======== ======= ========

Operating income             $  150  $  101   $  107  $  251   $  144

Net income                   $   80  $   44   $  106  $  124   $  102

Net income per common share
  - basic                    $ 0.97  $ 0.53   $ 1.28  $ 1.50   $ 1.24
  - diluted                  $ 0.96  $ 0.53   $ 1.27  $ 1.49   $ 1.22

Weighted-average common
 shares Outstanding
 (millions)(5)
  - basic                        83      83       83      83       83
  - diluted                      84      83       83      84       83

(1) See Note 2 on page 80 of the 2006 Consolidated Financial Statements within the Annual Report for a discussion of the prior period restatement related to stock-based compensation for employees eligible to retire before the vesting date (EIC 162). The impact to net income for the three months and six months ended June 30, 2006 was a $2 million loss and a $1 million loss, respectively.
(2) Net income before restructuring charges, income taxes, other gains and losses, interest expense and depreciation and amortization (see Consolidated Statements of Net Income on page 17 and Supplemental Measures on page 13).
(3) Net income before income taxes, other gains and losses, interest expense and depreciation and amortization from the Olefins/Polyolefins, Performance Styrenics and STYRENIX business units, which equals NOVA Chemicals' Adjusted EBITDA less Corporate (see Supplemental Measures on page 13).
(4) See table on page 11 for a description of all Corporate Items.
(5) Weighted-average number of common shares outstanding during the period used to calculate the earnings per share (see Note 6, page
 24).


NOVA Chemicals Supplemental Financial Data
(millions of U.S. dollars, except as noted)
This Supplemental Financial Data should be read in conjunction with NOVA Chemicals' other interim and annual financial statement disclosures, as well as its 2006 Annual Report.

                                Three Months Ended    Six Months Ended
                              ----------------------- ----------------
                              June 30 Mar. 31 June 30 June 30  June 30
                               2007    2007    2006     2007    2006
                              ------- ------- ------- -------- -------
Depreciation and amortization
expense
  Olefins/Polyolefins         $   45  $   43  $   45   $   88  $   86
  Performance Styrenics            8       5       3       13       6
  STYRENIX                         5       4      27        9      53
  Corporate                        2       2       2        4       4
                              ------- ------- ------- -------- -------
                              $   60  $   54  $   77   $  114  $  149

Capital expenditures
  Olefins/Polyolefins         $   15  $   30  $   28   $   45  $   47
  Performance Styrenics            2       2      31        4      51
  STYRENIX                         7       5       5       12       7
                              ------- ------- ------- -------- -------
                              $   24  $   37  $   64   $   61  $  105


After-tax return on capital
employed (1)                    13.0%    9.6%   14.4%    11.4%    8.9%

Average capital employed (2)

  NOVA Chemicals              $3,316  $2,979  $3,769   $3,147  $3,674
  Olefins/Polyolefins         $2,538  $2,325  $2,482   $2,432  $2,398
  Performance Styrenics       $  368  $  273  $  221   $  320  $  218
  STYRENIX                    $  390  $  398  $1,168   $  394  $1,151


Funds from operations (3)     $  160  $   62  $   97   $  222  $  168

Cash from operations          $  115  $   24  $  245   $  139  $  224


Return on average common
 equity (4)                     40.6%   31.5%   31.2%    36.8%   15.7%

(1) After-tax return on capital employed equals NOVA Chemicals' net income plus after-tax interest expense (annualized) divided by average capital employed (see Supplemental Measures on page 13).
(2) Average capital employed equals cash expended on property, plant and equipment (less accumulated depreciation and amortization) and working capital, and excludes assets under construction and investments. Amounts are converted to U.S. dollars using quarter-end exchange rates (see Supplemental Measures on page 13).
(3) See Supplemental Measures on page 13.
(4) Return on average common equity equals annualized net income divided by average common equity.


OLEFINS/POLYOLEFINS BUSINESS UNIT

Financial Highlights
(millions of U.S. dollars,
 except as noted)               Three Months Ended    Six Months Ended
                              ----------------------- ----------------
                              June 30 Mar. 31 June 30 June 30  June 30
                               2007    2007    2006     2007    2006
                              ------- ------- ------- -------- -------
Revenue
------------------------------
  Joffre Olefins (1)          $  425   $ 411  $  399   $  836  $  900
  Corunna Olefins (1)            502     397     507      899     925
  Polyethylene (1)               475     423     493      898     960
  Eliminations                  (296)   (297)   (321)    (593)   (699)
                              ------- ------- ------- -------- -------
    Total                     $1,106   $ 934  $1,078   $2,040  $2,086


EBITDA (2)
------------------------------
  Joffre Olefins              $  121   $ 107  $  134   $  228  $  295
  Corunna Olefins                 58      42      41      100      61
  Polyethylene                    50      22      51       72      66
  Eliminations (3)                (1)    (12)     (1)     (13)    (12)
                              ------- ------- ------- -------- -------
    Total                     $  228   $ 159  $  225   $  387  $  410

Operating income
------------------------------
  Joffre Olefins              $  108   $  95  $  121   $  203  $  270
  Corunna Olefins                 43      27      26       70      34
  Polyethylene                    33       6      34       39      32
  Eliminations (3)                (1)    (12)     (1)     (13)    (12)
                              ------- ------- ------- -------- -------
    Total                     $  183   $ 116  $  180   $  299  $  324

Sales Volumes (millions of
 pounds)
------------------------------
  Polyethylene
    Advanced SCLAIRTECH(TM)
     resins(4)                   225     194     204      419     410
    All other polyethylene
     resins                      605     607     633    1,212   1,164
                              ------- ------- ------- -------- -------
  Total                          830     801     837    1,631   1,574

(1) Before intersegment eliminations between the business units.
(2) Net income before income taxes, other gains and losses, interest expense, depreciation and amortization (see Supplemental Measures on page 13).
(3) Represents intersegment profit eliminations.
(4) Polyethylene resins that are produced using Advanced SCLAIRTECH technology at the Joffre site, including SCLAIR(R) and SURPASS(R) resins.


Operating Highlights
Average Benchmark Prices (1)
(U.S. dollars per pound,
 unless otherwise noted)       Three Month Average   Six Month Average
                             ----------------------- -----------------
                             June 30 Mar. 31 June 30  June 30  June 30
                              2007    2007    2006     2007     2006
                             ------- ------- ------- --------- -------
Benchmark Principal Products:
Ethylene (2)                  $ 0.45  $ 0.40  $ 0.47    $ 0.42  $ 0.48
Polyethylene - LLDPE butene
 liner (3)                    $ 0.62  $ 0.56  $ 0.63    $ 0.59  $ 0.66
Polyethylene - weighted-
 average
benchmark (4)                 $ 0.64  $ 0.58  $ 0.66    $ 0.61  $ 0.68

Benchmark Raw Materials:
AECO natural gas (dollars per
 mmBTU) (5)                   $ 6.43  $ 6.32  $ 5.35    $ 6.38  $ 5.95
NYMEX natural gas (dollars
 per mmBTU) (6)               $ 7.56  $ 6.96  $ 6.82    $ 7.26  $ 7.95
WTI crude oil (dollars per
 barrel) (7)                  $65.03  $58.27  $70.69    $61.65  $67.09

(1) Average benchmark prices do not necessarily reflect actual prices realized by NOVA Chemicals or any other petrochemical company.
(2) Source: Chemical Market Associates, Inc. (CMAI) U.S. Gulf Coast
 (USGC) Net Transaction Price.
(3) Linear Low-Density Polyethylene (LLDPE) butene liner. Source:
 Townsend Polymer Services Information (TPSI).
(4) Benchmark prices weighted according to NOVA Chemicals' sales volume mix in North America. Source for benchmark prices: TPSI.
(5) Source: Canadian Gas Price Reporter, weighted average daily spot gas price, values in millions of British Thermal Units (mmBTU).
(6) Source: New York Mercantile Exchange (NYMEX) Henry Hub 3-Day
 Average Close.
(7) Source: NYMEX WTI daily spot-settled price average for calendar month.

    Review of Operations

    Olefins/Polyolefins

    The Olefins/Polyolefins business unit reported EBITDA of $228 million in the second quarter of 2007, a significant improvement from $159 million in the first quarter. The quarter-over-quarter improvement was primarily due to higher selling prices for ethylene, polyethylene, and co-products that outpaced higher feedstock costs. First quarter results were impacted by the Canadian National rail strike which reduced EBITDA by $12 million.

    Joffre Olefins

    Second Quarter 2007 Versus First Quarter 2007

    The Joffre Olefins segment reported EBITDA of $121 million in the second quarter of 2007 compared to $107 million in the first quarter of 2007. The quarter-over-quarter increase in EBITDA was primarily due to higher ethylene selling prices which were partially offset by higher feedstock costs.

    USGC ethylene benchmark prices averaged 45 cents per pound in the second quarter of 2007 compared to 40 cents per pound in the first quarter of 2007.

    Joffre Olefins' ethane feedstock costs increased slightly from last quarter due to higher Alberta natural gas prices, which were up 2% from last quarter. In comparison, USGC ethane prices were 23% higher relative to the first quarter. USGC ethane prices rose sharply in the second quarter as ethane demand strengthened due to higher prices for competing ethylene feedstocks such as naphtha.

    As a result, the Alberta Advantage averaged 13 cents per pound in the second quarter, up from 7 cents per pound in the first quarter. The Alberta Advantage is approximately 17 cents per pound in July. NOVA Chemicals uses ethylene produced at its Joffre, Alberta, facility to make approximately 65% of its polyethylene.

    Second Quarter 2007 Versus Second Quarter 2006

    The Joffre Olefins segment reported EBITDA of $121 million in the second quarter of 2007 compared to $134 million in the second quarter of 2006. This decrease was primarily due to higher feedstock costs and was partially offset by higher ethylene and co-product selling prices. The AECO spot natural gas price was 20% higher in the second quarter of 2007 versus the same quarter one year ago.

    Six Months Ended June 30, 2007 Versus Six Months Ended June 30,
2006

    The Joffre Olefins segment reported EBITDA of $228 million for the six months ended June 30, 2007 compared to $295 million for the six months ended June 30, 2006. This decrease was primarily due to lower ethylene selling prices and higher feedstock costs. AECO cash gas prices were 7% higher in the first six months of 2007 compared to the same period last year. Industry ethylene selling prices were 13% lower in the first half of 2007 than in the first half of 2006, as prices remained elevated in early 2006 in the aftermath of Hurricane Katrina.

    Corunna Olefins

    Second Quarter 2007 Versus First Quarter 2007

    The Corunna Olefins segment reported EBITDA of $58 million in the second quarter of 2007, the highest EBITDA since the third quarter of 2000. The second quarter's results compare to EBITDA of $42 million in the first quarter of 2007, which included a net gain of $27 million from the propane and butane feedstock purchase program. The quarter-over-quarter improvement was primarily due to stronger co-product sales volume. Higher selling prices for ethylene and co-products offset higher feedstock costs.

    In the second quarter, co-product selling prices were 13% higher than the first quarter. Chemical co-product pricing and volumes improved due to strong demand for propylene and butadiene, while energy co-products pricing and volumes were up due to strong demand for distillate and gasoline blending components.

    Corunna's average feedstock costs were higher in the second quarter than in the first quarter. NOVA Chemicals' average crude oil costs were up 11% compared to the first quarter. In addition, higher propane and butane feedstock costs in the second quarter and reduced gains from NOVA Chemicals' feedstock purchasing program contributed to the quarter-over-quarter increase in feedstock costs.

    Second Quarter 2007 Versus Second Quarter 2006

    The Corunna Olefins segment reported EBITDA of $58 million in the second quarter of 2007 compared to $41 million in the same period one year ago. EBITDA improved due to higher co-product selling prices, lower feedstock costs, and improved operations at the Corunna ethylene flexi-cracker. NOVA Chemicals' average crude oil prices were 2% lower in the second quarter of 2007 compared to the second quarter of 2006. Weighted average co-product prices were 10% higher this quarter compared to the same period last year.

    Six Months Ended June 30, 2007 Versus Six Months Ended June 30,
2006

    The Corunna Olefins segment reported EBITDA of $100 million for the six months ended June 30, 2007 compared to $61 million to the same period last year. The improvement was due primarily to lower feedstock costs and improved operations at the Corunna flexi-cracker, which more than offset lower ethylene selling prices.

    Polyethylene

    Second Quarter 2007 Versus First Quarter 2007

    The Polyethylene segment reported EBITDA of $50 million in the second quarter of 2007 compared to $22 million in the first quarter. The quarter-over-quarter improvement in EBITDA was primarily due to higher average selling prices and sales volumes, which were offset by higher feedstock costs.

    The North American industry butene liner polyethylene price averaged 62 cents per pound in the second quarter, up 6 cents per pound from the first quarter. Improved domestic demand and very strong export sales enabled producers, including NOVA Chemicals, to operate at high utilization rates, reduce inventory, and increase prices during the quarter.

    NOVA Chemicals' total polyethylene sales volume for the second quarter was 830 million pounds, up 4% from the previous quarter. Improved seasonal sales volumes in the second quarter and reduced shipments in the first quarter related to the Canadian National rail strike contributed to the quarter-over-quarter increase.

    International sales volume represented approximately 17% of total sales, the same high level as in the first quarter of 2007. Strong international polyethylene pricing in the second quarter, driven by higher global production costs and robust demand, continued to create profitable export opportunities. NOVA Chemicals expects these opportunities to continue in the third quarter.

    According to data reported by the American Chemistry Council
(ACC), North American polyethylene demand improved quarter-over-quarter and inventories fell, despite higher producer operating rates. Producer sales were up 3% from the first quarter driven by growth in both domestic and export sales volumes. Average producer operating rates increased to 96% in the second quarter, up from 93% in the first quarter, while inventories fell by 11 million pounds during the second quarter. NOVA Chemicals ended the second quarter with 19 days of polyethylene inventory, down from 21 days at the end of the first quarter and well below the company's historical average of 24 days.

    Total sales volumes of polyethylene manufactured using Advanced SCLAIRTECH(TM) technology in the second quarter were up 16% relative to the first quarter. The quarter-over-quarter sales improvement was mainly due to the commercialization of new products. Margins expanded during the second quarter due to price increase implementation, product mix improvements, improved operations, and lower operating costs. In addition, export markets in the second quarter provided margins superior to those in North America for several applications.

    During the second quarter, NOVA Chemicals completed the implementation of a 6 cents per pound price increase for all grades of polyethylene, which was initiated in the first quarter. In addition, NOVA Chemicals implemented a 4 cents per pound price increase for standard grades and a 6 cents per pound price increase for higher-value hexene- and octene-based grades.

    NOVA Chemicals is currently implementing a 5 cents per pound polyethylene price increase, originally announced for June 1, and has announced a 4 cents per pound price increase effective August 1.

    Second Quarter 2007 Versus Second Quarter 2006

    The Polyethylene segment reported EBITDA of $50 million in the second quarter of 2007 compared to EBITDA of $51 million in the second quarter of 2006. Industry ethylene feedstock costs were 4% lower this quarter compared to the same quarter last year. The industry average butene liner polyethylene price was 62 cents per pound in the second quarter of 2007 compared to 63 cents per pound in the second quarter of 2006.

    Six Months Ended June 30, 2007 Versus Six Months Ended June 30,
2006

    The Polyethylene segment reported EBITDA of $72 million for the six months ended June 30, 2007 compared to $66 million for the same period last year. The year-over-year improvement was primarily due to higher sales volumes and improvements in plant operation. Average unit margins were similar during the two periods.

    NOVA Chemicals' ability to implement announced price increases depends on many factors that may be beyond its control. See
Forward-Looking Information on page 16.

PERFORMANCE STYRENICS BUSINESS UNIT

Financial Highlights
(millions of U.S. Dollars, except as noted)

                               Three Months Ended    Six Months Ended
                             ----------------------- -----------------
                             June 30 Mar. 31 June 30  June 30  June 30
                              2007    2007    2006     2007     2006
                             ------- ------- ------- --------- -------
Revenue                       $ 115   $ 100   $ 106     $ 215   $ 205
EBITDA (1)                    $  (6)  $  (6)  $   -     $ (12)  $  (1)
Operating Loss                $ (14)  $ (11)  $  (3)    $ (25)  $  (7)

Sales Volumes (2) (millions
 of pounds)                     124     105     110       230     210

(1) Net loss before income taxes, other gains and losses, interest expense, depreciation and amortization (see Supplemental Measures on Page 13).
(2) Third-party sales.


Operating Highlights

Average Benchmark Raw Material Prices (1)
(U.S. dollars per pound)

                               Three Month Average   Six Month Average
                             ----------------------- -----------------
                             June 30 Mar. 31 June 30  June 30  June 30
                              2007    2007    2006     2007     2006
                             ------- ------- ------- --------- -------
Styrene Monomer               $0.71   $0.65   $0.62     $0.68   $0.62

(1) Source: CMAI Contract Market

    Review of Operations

    Performance Styrenics

    Second Quarter 2007 Versus First Quarter 2007

    The Performance Styrenics segment reported an EBITDA loss of $6 million in the second quarter of 2007, the same loss recorded in the first quarter.

    Sales of expandable polystyrene (EPS) in the second quarter were 22% higher than the first quarter due to improved demand from the construction, cup, and produce box segments. Styrene monomer prices were up 9%. Improvements in EPS margins in the second quarter were offset by weaker ZYLAR(R) and NAS(R) margins.

    During the second quarter, NOVA Chemicals implemented EPS price increases that totaled 4 cents per pound.

    In the second quarter, NOVA Chemicals received its first revenue from the sale of Elemix(TM) admixture, which includes a proprietary styrenic additive, that is able to reduce the weight of concrete by up to 25% without sacrificing structural strength.

    Second Quarter 2007 Versus Second Quarter 2006

    The Performance Styrenics segment reported an EBITDA loss of $6 million in the second quarter of 2007 compared to break even in the second quarter of 2006. The loss is largely due to higher industry styrene monomer feedstock costs, which were 15% higher in the second quarter of 2007 relative to the same period last year.

    Six Months Ended June 30, 2007 Versus Six Months Ended June 30,
2006

    The Performance Styrenics segment reported an EBITDA loss of $12 million for the six months ended June 30, 2007 compared to an EBITDA loss of $1 million for the six months ended June 30, 2006. This increase in EBITDA loss was primarily due to the impact of higher styrene monomer costs.

    NOVA Chemicals' ability to implement announced price increases depends on many factors that may be beyond its control. See
Forward-Looking Information on Page 16.

STYRENIX BUSINESS UNIT

Financial Highlights
(millions of U.S. Dollars, except as noted)

                                Three Months Ended    Six Months Ended
                              ----------------------- ----------------
                              June 30 Mar. 31 June 30 June 30  June 30
                               2007    2007    2006     2007    2006
                              ------- ------- ------- -------- -------
Revenue
------------------------------
  Styrene Monomer (1)          $ 471   $ 464   $ 438   $  935  $  878
  North American Solid
   Polystyrene (1)               144     141     120      285     241
  European Joint Venture (1)     193     188     162      381     309
  Eliminations                  (268)   (243)   (210)    (511)   (406)
                              ------- ------- ------- -------- -------
    Total                      $ 540   $ 550   $ 510   $1,090  $1,022

EBITDA (2)
------------------------------
  Styrene Monomer              $  23   $  10   $  (4)  $   33  $   (6)
  North American Solid
   Polystyrene                    (7)     (6)     (8)     (13)    (13)
  European Joint Venture          13      15      (3)      28      (7)
                              ------- ------- ------- -------- -------
    Total                      $  29   $  19   $ (15)  $   48  $  (26)

Operating Income (Loss)
------------------------------
  Styrene Monomer              $  20   $   8   $ (18)  $   28  $  (33)
  North American Solid
   Polystyrene                    (8)     (7)    (13)     (15)    (23)
  European Joint Venture          12      14     (11)      26     (23)
                              ------- ------- ------- -------- -------
    Total                      $  24   $  15   $ (42)  $   39  $  (79)

Sales Volumes (millions of
 pounds)
------------------------------
  Styrene Monomer (3)            307     379     349      686     795
  North American Solid
   Polystyrene                   202     210     192      412     373
  European Joint Venture         233     239     246      472     494
                              ------- ------- ------- -------- -------
    Total                        742     828     787    1,570   1,662

(1) Before intersegment eliminations between the business units.
(2) Net income (loss) before income taxes, other gains and losses, interest expense, depreciation and amortization (see Supplemental Measures on page 13).
(3) Third-party sales, including purchased volumes resold. Excludes sales to the European Joint Venture.


Operating Highlights

Average Benchmark Prices (1)
(U.S. dollars per pound, unless otherwise noted)

                               Three Month Average   Six Month Average
                             ----------------------- -----------------
                             June 30 Mar. 31 June 30  June 30  June 30
                              2007    2007    2006     2007     2006
                             ------- ------- ------- --------- -------
Benchmark Principal Products:
Styrene Monomer (2)            $0.71   $0.65   $0.62     $0.68   $0.62
Solid PS (3)
  North America                $0.99   $0.94   $0.84     $0.97   $0.85
  Europe                       $0.83   $0.76   $0.63     $0.80   $0.61
Benchmark Raw Materials:
Benzene (dollars per gallon)
 (4)                           $3.95   $3.53   $3.02     $3.74   $2.85

(1) Average benchmark prices do not necessarily reflect actual prices realized by NOVA chemicals or any other petrochemical company.
(2) Source: CMAI Contract Market.
(3) Source for benchmark prices: CMAI.
(4) A 10 cents per gallon change in the cost of benzene generally results in about a 1 cents per pound change in the variable cost of producing styrene monomer. Source of benzene benchmark prices: CMAI.

    Review of Operations

    STYRENIX

    The STYRENIX business unit reported EBITDA of $29 million in the second quarter of 2007, a $10 million improvement over the first quarter. The quarter-over-quarter improvement was primarily due to higher styrene monomer prices, which more than offset higher benzene and ethylene feedstock costs and lower sales volume.

    Through the first half of 2007, the STYRENIX business unit reported EBITDA of $48 million, a $74 million improvement from the EBITDA loss of $26 million for the same period last year. The year-over-year improvement is primarily due to lower costs as a result of NOVA Chemicals' restructuring actions and better styrene monomer and European polystyrene market conditions.

    Styrene Monomer

    Second Quarter 2007 Versus First Quarter 2007

    The Styrene Monomer segment reported EBITDA of $23 million in the second quarter compared to $10 million in the first quarter. The improvement was primarily due to higher margins despite higher benzene and ethylene feedstock costs.

    Styrene monomer prices rose 9%, driven primarily by sharply higher benzene and ethylene costs. Tight market conditions in Europe, which allowed for profitable export opportunities, also contributed to the increase in styrene monomer prices. Industry average benzene costs were 12% higher in the second quarter; however, NOVA Chemicals benzene costs were only up 5% due to its use of FIFO accounting.

    Third party sales volumes were 19% lower in the second quarter. Domestic styrene monomer prices increased during the quarter and were higher than Asian prices, resulting in fewer export opportunities to Asia compared to the prior quarter. The reduction in export sales to Asia more than offset increased domestic and European export sales volumes.

    During the second quarter, NOVA Chemicals implemented three styrene monomer price increases that totaled 10 cents per pound.

    Second Quarter 2007 Versus Second Quarter 2006

    The Styrene Monomer segment reported EBITDA of $23 million in the second quarter of 2007 compared to an EBITDA loss of $4 million in the second quarter of 2006. The improvement was primarily due to higher styrene monomer margins and lower costs related to NOVA Chemicals' restructuring activities.

    Six Months Ended June 30, 2007 Versus Six Months Ended June 30,
2006

    The Styrene Monomer segment reported EBITDA of $33 million for the six months ended June 30, 2007 compared to an EBITDA loss of $6 million for the six months ended June 30, 2006. The improvement was primarily due to improved market conditions.

    North American Solid Polystyrene

    Second Quarter 2007 Versus First Quarter 2007

    The North American Solid Polystyrene segment reported an EBITDA loss of $7 million in the second quarter of 2007 compared to an EBITDA loss of $6 million in the first quarter of 2007.

    Industry styrene monomer feedstock costs were 9% higher quarter-over-quarter, while industry average selling prices for solid polystyrene (PS) were only up 5% relative to the first quarter. In addition, North American solid PS sales volume in the second quarter was 4% lower than the first quarter as customers reduced purchases and consumed inventory in response to higher polymer prices.

    Second Quarter 2007 Versus Second Quarter 2006

    The North American Solid Polystyrene segment reported an EBITDA loss of $7 million in the second quarter of 2007, compared to an EBITDA loss of $8 million in the second quarter of 2006. The improvement from the same period one year ago was due to lower costs related to NOVA Chemicals' restructuring activities.

    Six Months Ended June 30, 2007 Versus Six Months Ended June 30,
2006

    The North American SPS segment reported an EBITDA loss of $13 million for the six months ended June 30, 2007, the same as the six months ended June 30, 2006.

    European Joint Venture

    Second Quarter 2007 Versus First Quarter 2007

    NOVA Chemicals' 50% share of the European Joint Venture provided EBITDA of $13 million in the second quarter of 2007, down slightly from EBITDA of $15 million in the first quarter of 2007.

    Total polymer sales volumes for the European Joint Venture were 3% lower than the first quarter due to softer demand in the solid PS and EPS markets.

    Second Quarter 2007 Versus Second Quarter 2006

    The European Joint Venture segment provided EBITDA of $13 million in the second quarter of 2007 compared to an EBITDA loss of $3 million in the second quarter of 2006. Results improved from the same period one year ago due to cost reductions resulting from the realization of synergies and better market conditions.

    Six Months Ended June 30, 2007 Versus Six Months Ended June 30,
2006

    The European Joint Venture segment provided EBITDA of $28 million for the six months ended June 30, 2007 compared to an EBITDA loss of $7 million for the six months ended June 30, 2006. This improvement was due to cost reductions resulting from the realization of synergies and better market conditions.

    Expansion of Joint Venture with INEOS for STYRENIX

    As previously announced in March 2007, NOVA Chemicals and INEOS signed a letter of intent to expand the companies' existing joint venture in Europe to include North American styrene and polystyrene assets. The proposed expanded joint venture will be known as INEOS NOVA.

    By June 6, 2007, NOVA Chemicals and INEOS had announced the members of the senior leadership team and announced that the headquarters for the proposed expanded joint venture will be in Joliet, Illinois, which is also the location of the proposed expanded joint venture's largest polymer plant.

    The current cost-reduction target for INEOS NOVA is $50 million per year. The transaction to form the expanded joint venture is expected to close in the third quarter of 2007, subject to approvals and completion of definitive agreements.

CORPORATE

(millions of U.S. dollars)

                                Three Months Ended    Six Months Ended
                              ----------------------- ----------------
                              June 30 Mar. 31 June 30 June 30  June 30
                               2007    2007    2006     2007    2006
                              ------- ------- ------- -------- -------
Before-Tax Corporate Items:
Corporate operating
 costs(1)                       $(26)   $(27)   $(33)    $(53)   $(59)
Stock-based
 compensation and
 profit sharing (2)               (6)    (18)     (6)     (24)     (7)
Restructuring                    (10)      -      (1)     (10)    (16)
Mark-to-market
 feedstock
 derivatives (3)                  (1)     26      12       25     (12)
                              ------- ------- ------- -------- -------
Operating loss                  $(43)   $(19)   $(28)    $(62)   $(94)

Add back:
   Corporate
    depreciation                   2       2       2        4       4
   Restructuring                  10       -       1       10      16
                              ------- ------- ------- -------- -------
Adjusted EBITDA                  (31)    (17)    (25)     (48)    (74)
                              ======= ======= ======= ======== =======

(1) Beginning in the first quarter of 2007, NOVA Chemicals no longer allocates interest, taxes or corporate operating costs to the business segments. Prior period comparative amounts have been revised to reflect this change. Operating costs include corporate depreciation.

(2) NOVA Chemicals has two cash-settled, stock-based incentive compensation plans that are marked to market with changes in the value of the common stock price. In November 2005, NOVA Chemicals entered into a hedging arrangement that effectively neutralizes the mark-to-market impact on the stock-based incentive compensation plans. Stock-based compensation also includes the amount expensed related to the fair value of stock options earned by employees during the period. In addition, NOVA Chemicals maintains a profit sharing program available to most employees based on the achievement of shareholder return on equity targets.

(3) NOVA Chemicals is required to record on its balance sheet the market value of its open derivative positions. The gain or loss resulting from changes in the market value of these derivatives is recorded as earnings each period. These mark-to-market adjustments are recorded as part of Corporate results until the positions are realized. Once realized, any income effects are recorded in business results.

    Corporate Operating Costs

    The corporate operating costs of $26 million in the second quarter of 2007, are similar to those in the first quarter and are $7 million lower than the second quarter of 2006 primarily from cost savings related to NOVA Chemicals' restructuring activities. The corporate operating costs for the six months ended June 30, 2007 are lower than the same period in the prior year, also as a result of NOVA Chemicals' restructuring activities.

    Stock-based Compensation and Profit Sharing

    In the second quarter of 2007, the stock-based compensation costs of $6 million were lower than the $18 million reported in the first quarter of 2007. The first quarter expense included a stock-based compensation charge of approximately $10 million due to the acceleration of stock-based compensation expenses for retirement eligible employees. See the last paragraph on page 22 for more details.

    Restructuring

    In the second quarter of 2007, NOVA Chemicals accrued $7 million ($7 million after-tax - see Note 5 on page 24) of restructuring costs related to the May 31 announcement of the elimination of approximately 90 positions in the U.S. and Europe. This action is expected to lower costs by $12 million per year. In addition, NOVA Chemicals accrued $3 million ($2 million after-tax) of restructuring costs related to additional actions taken in the European Joint Venture.

    In the second quarter of 2006, NOVA Chemicals accrued $1 million of restructuring costs related to actions taken by the European Joint Venture. These actions were part of a larger plan, which included two European EPS site closures, towards achieving an expected $80 million per year in joint venture synergies by 2008. NOVA Chemicals receives 50% of the benefit of the total costs savings of the European Joint Venture.

    In the first quarter of 2006, NOVA Chemicals accrued $15 million related to severance costs for the Chesapeake, VA plant site closure. The closure of the Chesapeake, VA plant has resulted in cost reductions of approximately $15 million per year.

    Mark-to-Market Feedstock Derivatives

    In the second quarter of 2007, the mark-to-market impact of NOVA Chemicals' open feedstock derivatives was a $1 million loss (before- and after-tax), compared to a $26 million ($17 million after-tax) gain in the first quarter, resulting in a $27 million ($18 million after-tax) unfavorable impact quarter-over-quarter. After significantly appreciating in the first quarter, the value of these positions did not change significantly in the second quarter.


Capitalization

(millions of U.S. dollars, except as noted)

                                               June 30 Mar. 31 Dec. 31
                                                2007    2007    2006
                                               ------- ------- -------

Current debt (1) (2)                           $  236  $  303  $  263
Less: restricted cash and other assets(3)         (69)    (65)    (72)
                                               ------- ------- -------
  Net current debt (4)                            167     238     191
Long-term debt (2) (3)                          1,642   1,585   1,582
Less: cash and cash equivalents                  (109)    (87)    (53)
                                               ------- ------- -------

Total debt, net of cash, cash equivalents, and
 restricted cash and other assets               1,700   1,736   1,720

Total common shareholders'
equity (5) (6) (7) (8)                            883     614     546
                                               ------- ------- -------

Total capitalization (9)                       $2,583  $2,350  $2,266
                                               ======= ======= =======

Net debt to total capitalization (10)            65.8%   73.9%   75.9%

(1) Current debt includes the $198 million preferred shares of NOVA Chemicals' subsidiary due Oct. 31, 2007. Current debt also includes the current debt related to the Joffre co-generation facility joint venture, the current portion of the Corunna compressor capital lease, the secured revolver and bank loans.
(2) Maturity dates for NOVA Chemicals' current and long-term debt range from October 2007 to August 2028.
(3) As a result of adopting new Canadian GAAP pronouncements under CICA Section 3855 on Jan. 1, 2007, long-term debt is required to be initially measured at fair value and subsequently measured at amortized cost. As a result, $7 million of deferred debt discount and issuance costs that were reported in Restricted cash and other assets prior to January 1, 2007, on the Consolidated Balance Sheets were reclassified in the first quarter, on a prospective basis, and are now reported as a reduction of the respective debt obligations.
(4) Net current debt equals current debt less restricted cash and other assets (see Supplemental Measures on page 13).
(5) Common shares outstanding on July 20, 2007 were 82,959,118.
(6) A total of 4,765,646 stock options to purchase common shares of NOVA Chemicals were outstanding to officers and employees on July 20, 2007, and 4,843,459 were outstanding on June 30, 2007. A total of 2,525,842 common shares were reserved but unallocated at June 30, 2007. A total of 13 million common shares were initially reserved for issuance under the Option Plan.
(7) A total of 47,800 shares were reserved for the Directors' Share Compensation Plan.
(8) In April 2005, NOVA Chemicals' shareholders reconfirmed a shareholder rights plan where one right was issued for each outstanding common share. The plan expires in May 2009.
(9) Total capitalization includes shareholders' equity and total debt, net of cash, cash equivalents, and restricted cash and other assets (see Supplemental Measures on page 13).
(10) Net debt to total capitalization is equal to total debt, net of cash, cash equivalents, and restricted cash and other assets, divided by total common shareholders' equity plus net debt (see Capitalization table above and Supplemental Measures on page 13).


Senior Debt Ratings (1)

                                               Senior Unsecured Debt
                                             -------------------------
DBRS                                               BB (negative)
Fitch Ratings                                      BB- (stable)
Moody's                                      Ba3 (rating under review)
Standard & Poor's                                   B+ (stable)

(1) Credit ratings are not recommendations to purchase, hold or sell securities and do not comment on market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future.


Funds Flow and Changes in Cash and Debt
(millions of U.S. dollars)

The following table shows major sources and uses of cash.

                              Three Months Ended     Six Months Ended
                          -------------------------- -----------------
                          June 30, Mar. 31, June 30, June 30, June 30,
                            2007     2007     2006     2007     2006
                          -------- -------- -------- -------- --------
Operating income (1)         $150     $101     $107     $251    $ 144
Depreciation and
 amortization                  60       54       77      114      149
Restructuring charges          10        -        1       10       16
                          -------- -------- -------- -------- --------
Adjusted EBITDA (1)           220      155      185      375      309
Interest expense (net)        (41)     (42)     (40)     (83)     (82)
Restructuring charges         (10)       -       (1)     (10)     (16)
Unrealized loss (gain) on
 derivatives                    1      (26)     (12)     (25)      12
Current tax expense           (10)     (25)     (35)     (35)     (55)
                          -------- -------- -------- -------- --------
Funds from operations         160       62       97      222      168
Operating working capital
 increase and other           (45)     (38)     148      (83)      56
                          -------- -------- -------- -------- --------
Cash flow from operating
 activities                   115       24      245      139      224
Capital expenditures (net
 of proceeds on sale of
 assets)                      (24)     (36)     (64)     (60)    (103)
Turnaround costs              (27)      (3)     (11)     (30)     (20)
Dividends paid                 (8)      (7)      (8)     (15)     (15)
Change in accounting
 policy for financial
 instruments                    -       13        -       13        -
Foreign exchange on long-
 term debt and other          (24)       -      (11)     (24)     (10)
                          -------- -------- -------- -------- --------
Total change in cash and
 debt                        $ 32     $ (9)    $151     $ 23    $  76
                          ======== ======== ======== ======== ========

Increase in cash and cash
 equivalents                 $ 22     $ 34     $ (1)    $ 56    $ (73)
Decrease (increase) in
 debt(2)                       10      (43)     152      (33)     149
                          -------- -------- -------- -------- --------
Total change in cash and
 cash equivalents and debt   $ 32     $ (9)    $151     $ 23    $  76
                          ======== ======== ======== ======== ========

(1) See Consolidated Statements of Net Income on page 17 and
 Supplemental Measures below.
(2) Includes foreign exchange changes and excludes reduction in carrying amount resulting from the application of new Canadian GAAP pronouncements (see Note 1 to the Consolidated Financial Statements).

    NOVA Chemicals' funds from operations were $160 million for the second quarter of 2007, up significantly from $62 million in the first quarter. Cash flow from operating activities increased to $115 million in the second quarter despite a $45 million investment in working capital and other, which increased primarily due to higher feedstock inventory. As part of Corunna's flexi-cracker optimization program, seasonally lower cost feedstock inventory was built to be consumed during the winter months.

    NOVA Chemicals measures the effectiveness of its working capital management through Cash Flow Cycle Time (CFCT). See Supplemental
Measures below. CFCT was 32 days as of June 30, 2007, and 31 days as of Mar. 31, 2007.

    Supplemental Measures

    In addition to providing measures in accordance with Canadian
Generally Accepted Accounting Principles (GAAP), NOVA Chemicals presents certain supplemental measures as follows:

    -- Adjusted EBITDA - This measure, defined on page 2, is provided to assist investors in determining the ability of NOVA
        Chemicals to generate cash from operations.

    --  After-tax return on capital employed - defined on page 3.

    --  Average capital employed - defined on page 3.

    -- Cash Flow Cycle Time - This measures working capital from operations (excluding the European Joint Venture) in terms of the number of day's sales, calculate as working capital from operations divided by average daily sales. This metric helps to determine which portion of changes in working capital results from factors other than price movements. See above.

    -- EBITDA - This measure, defined on page 4, is provided to assist investors in determining the ability of NOVA Chemicals to generate cash from operations.

    -- EBITDA from the businesses - This measure, defined on page 2, highlights the ongoing performance of the business units without considering one-time charges, events or other items which are not driven by the business units.

    -- Funds from operations - See Funds Flow and Changes in Cash and Debt above for a reconciliation to operating income.

    --  Net current debt - defined on page 12.

    --  Net debt to total capitalization - defined on page 12.

    --  Total capitalization - defined on page 12.

    These measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.

    Financing

    NOVA Chemicals has four revolving credit facilities aggregating $590 million. The amounts and expiration dates of these facilities are as follows:

    --  $100 million on Dec. 31, 2007

    --  $ 65 million on Mar. 20, 2010

    --  $325 million on June 30, 2010, and

    --  $100 million on Mar. 20, 2011.

    As of June 30, 2007, NOVA Chemicals had utilized $191 million of the facilities (of which $50 million was in the form of letters of credit), a $27 million reduction in the utilization of the facilities from Mar. 31, 2007.

    NOVA Chemicals amended its financial covenants governing these credit facilities to allow for an exemption of any write-down of the STYRENIX assets up to $950 million, of which $860 million occurred in the fourth quarter of 2006. In addition, the debt-to-capitalization ratio financial covenant was raised from 55% to 60%. These amendments are in effect for the period Dec. 31, 2006 to Mar. 30, 2008. Using the covenant methodology in the relevant revolving credit facilities, the debt-to-capitalization ratio was 50% at June 30, 2007. NOVA Chemicals continues to comply with all financial covenants under the applicable facilities.

    NOVA Chemicals also has $350 million accounts receivable securitization programs that expire on June 30, 2010. As of June 30, 2007 and Mar. 31, 2007, $307 million and $267 million, respectively, was sold under the accounts receivable securitization programs.

    The European Joint Venture has a EUR 120 million accounts receivable securitization program that expires in November 2011. As of June 30, 2007 and Mar. 31, 2007, NOVA Chemicals' 50% share, $60 million and $50 million, respectively, was sold under the accounts receivable securitization program.

    Feedstock Derivative Positions

    NOVA Chemicals maintains a derivatives program to manage risk associated with its feedstock purchases. In the second quarter, NOVA Chemicals recorded a net after-tax gain of $3 million on realized positions compared to a net after-tax gain of $18 million in the first quarter. In both quarters, $1 million of the total after-tax gain was related to benzene positions, the remaining gain was attributable to feedstock positions at Corunna.

    Mark-to-market adjustments, related to the change in the value of open feedstock positions, are recorded as part of Corporate results until the positions are realized. Once realized, any income effects are recorded in business results. See page 11 for more details.

    FIFO Impact

    NOVA Chemicals uses the first-in, first-out (FIFO) method of valuing inventory. Most of NOVA Chemicals' competitors use the last-in, first-out (LIFO) method. Because NOVA Chemicals uses FIFO, a portion of the first quarter 2007 feedstock purchases flowed through the Consolidated Statements of Net Income in the second quarter of 2007.

    NOVA Chemicals estimates that earnings would have been about $35 million lower (after-tax) in the second quarter had it used the LIFO method of accounting. The increase in FIFO impact was due primarily to sharp increases in both benzene and crude oil feedstock costs during the second quarter.

    NOVA Chemicals' share price on the New York Stock Exchange (NYSE) rose to $35.57 at June 30, 2007 from $30.96 at Mar. 31, 2007. NOVA
Chemicals' share value increased 15% for the quarter ending June 30, 2007 on the NYSE and 7% on the Toronto Stock Exchange (TSX). Peer chemical companies' share values increased 7% on average and the S&P Chemicals Index increased 6%. The S&P/TSX Composite Index was up 6% and the S&P 500 was up 6% in the second quarter of 2007 compared to the first quarter of 2007. As of July 24, 2007, NOVA Chemicals' share price was $39.05, up 10% from June 30, 2007. The S&P Chemicals Index was up 3% during the same period.

In the second quarter, approximately 40% of trading in NOVA Chemicals' shares took place on the TSX and 60% of trading took place on the NYSE and other U.S. markets.

Second Quarter Trading Volumes                Millions % of    % of
                                                 of     Float  Trading
                                               Shares
--------------------------------------------- -------- ------ --------
Toronto Stock Exchange                            26.7    32%      40%
Consolidated U.S. Trading Volumes                 40.2    48%      60%
                                              -------- ------ --------
Total                                             66.9    80%     100%
                                              ======== ====== ========


                         INVESTOR INFORMATION

For inquiries on stock-related matters including dividend payments, stock transfers and address changes, contact NOVA Chemicals toll-free at 1-800-661-8686 or e-mail to shareholders@novachem.com

Contact Information
Phone: (403) 750-3600 (Canada) or (412) 490-4000 (United States)
Internet: www.novachemicals.com
E-Mail: invest@novachem.com

NOVA Chemicals Corporation
1000 Seventh Avenue S.W., P.O. Box 2518
Calgary, Alberta, Canada T2P 5C6

If you would like to receive a shareholder information package, please contact us at (403) 750-3600 or (412) 490-4000 or via e-mail at
 publications@novachem.com

We file additional information relating to NOVA Chemicals, including our Annual Information Form, with Canadian securities administrators. This information can be accessed through the System for Electronic Document Analysis and Retrieval (SEDAR), at www.sedar.com. This same information is filed with the U.S. Securities and Exchange Commission and can be accessed via their Electronic Data Gathering Analysis and Retrieval System (EDGAR) at www.sec.gov/edgar.shtml
----------------------------------------------------------------------

Transfer Agent and Registrar
CIBC Mellon Trust Company
600 The Dome Tower, 333 Seventh Avenue S.W.
Calgary, Alberta, Canada T2P 2Z1

Phone: (403) 232-2400 / 1-800-387-0825
Fax:(403) 264-2100
Internet: www.cibcmellon.com

Share Information
NOVA Chemicals' trading symbol on the New York and Toronto Stock
 Exchanges is NCX.

    Advanced SCLAIRTECH(TM) is a trademark of NOVA Chemicals.

    Elemix(TM) is a trademark of NOVA Chemicals Inc.

    NAS(R) is registered trademark of NOVA Chemicals Inc.

    SCLAIR(R) is a registered trademark of NOVA Chemicals Corporation in Canada and of NOVA Chemicals (International) S.A. elsewhere;
authorized use/utilisation autorissee.

    SURPASS(R) is a registered trademark of NOVA Chemicals Corporation in Canada and of NOVA Chemicals (International) S.A. elsewhere.

    ZYLAR(R) is a registered trademark of NOVA Chemicals (Canada)
Ltd./NOVA Chimie (Canada) Ltee.; authorized use/utilisation autorisee.

CHANGES IN NET INCOME
(millions of U.S. dollars)

                                                             First Six
                                                 Q2 2007      Months
                                               Compared to      2007
                                             --------------- Compared
                                                              to First
                                                                Six
                                                              Months
                                             Q1 2007 Q2 2006    2006
                                             ------- ------- ---------
Higher operating margin (1)                    $ 60    $ 29      $ 71
Lower research and development                    -       1         1
Lower (higher) selling, general and
 administrative                                   5       5        (6)
(Higher) lower restructuring charges            (10)     (9)        6
(Higher) lower depreciation and amortization     (6)     17        35
Lower (higher) interest expense                   1      (1)       (1)
Lower other gains and losses                     (2)     (1)       (2)
Higher income tax expense                       (12)    (67)      (82)
                                             ------- ------- ---------
Increase (decrease) in net income              $ 36    $(26)     $ 22
                                             ======= ======= =========

(1) Operating margin equals revenue less feedstock and operating costs.

    Operating margins in the second quarter of 2007 were $60 million higher than first quarter primarily due to margin expansion in ethylene, polyethylene and styrene monomer.

    Depreciation and amortization in the second quarter of 2007 was $6 million higher than the first quarter of 2007. Depreciation and amortization in the second quarter of 2007 and the first six months of 2007 was lower than the comparable three and six-month periods in 2006 as a result of writing down the STYRENIX assets in late 2006 in connection with NOVA Chemicals' restructuring actions.

    In the second quarter of 2006, NOVA Chemicals recorded an income tax benefit of $60 million to reflect the Canadian federal and Alberta provincial income tax rate reductions. As a result, the second quarter of 2007 compared to the second quarter of 2006 and the first six months of 2007 compared to the first six months of 2006 reflect higher income tax expense.

    Refer to Note 3 on page 23 for details related to the restructuring charges.

    There were no significant changes in internal controls during the second quarter of 2007.

    Forward-Looking Information

    This news release contains forward-looking statements with respect to NOVA Chemicals, its subsidiaries and affiliated companies. By their nature, forward-looking statements require NOVA Chemicals to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions and projections will not prove to be accurate, that NOVA Chemicals' assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. Forward-looking statements for the time periods beyond 2007 involve longer-term assumptions and estimates than forward-looking statements for 2007 and are consequently subject to greater uncertainty. NOVA Chemicals cautions readers of this news release not to place undue reliance on its forward-looking statements as a number of factors could cause actual results, conditions, actions or events to differ materials from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

    The words "believe", "expect", "plan", "intend", "estimate", or "anticipate" and similar expressions, as well as future or conditional verbs such as "will", "should", "would", and "could" often identify forward-looking statements. Specific forward-looking statements contained in this news release include, among others, statements regarding: NOVA Chemicals' beliefs about market conditions in Olefins and Polyolefins and the widening of its Alberta feedstock advantage; NOVA Chemicals' expectation that strong international polyethylene pricing, driven by higher global production costs and robust demand will create profitable export opportunities in the third quarter; NOVA Chemicals' beliefs about its proposed expanded joint venture with INEOS, including the target for cost reductions of $50 million and the expected closing date for the transaction; and NOVA Chemicals' expectation that the European Joint Venture synergies will be $80 million per year by 2008. With respect to forward-looking statements contained in this news release, NOVA Chemicals has made assumptions regarding, among other things: future oil, natural gas and benzene prices; its ability to obtain raw materials; its ability to market products successfully to its anticipated customers; the impact of increasing competition; and its ability to obtain financing on acceptable terms. Some of the risks that could affect NOVA Chemicals' future results and could cause results to differ materially from those expressed in the forward-looking statements include: commodity chemicals price levels (which depend, among other things, on supply and demand for these products, capacity utilization and substitution rates between these products and competing products); feedstock availability and prices; operating costs; terms and availability of financing; technology developments; currency exchange rate fluctuations; starting up and operating facilities using new technology; realizing synergy and cost savings targets; NOVA Chemicals' ability to implement its business strategies; meeting time and budget targets for significant capital investments; avoiding unplanned facility shutdowns; safety, health, and environmental risks associated with the operation of chemical plants and marketing of chemical products, including transportation of these products; public perception of chemicals and chemical end-use products; the impact of competition; changes in customer demand, including customer acceptance of NOVA Chemicals' Performance Products; changes in, or the introduction of new laws and regulations relating to NOVA Chemicals' business, including environmental, competition and employment laws; loss of the services of any of NOVA Chemicals' executive officers; uncertainties associated with the North American, South American, European, and Asian economies, terrorist attacks, severe weather events, and other risks detailed from time to time in the publicly filed disclosure documents and securities commission reports of NOVA Chemicals and its subsidiaries or affiliated companies.

    Implementation of announced price increases depends on many factors, including market conditions, the supply/demand balance for each particular product and feedstock costs. Price increases have varying degrees of success. They are typically phased in and can differ by product or market. There can be no assurances that any announced price increases will be successful or will be realized within the anticipated time frame. In addition, benchmark price indices sometimes lag price increase announcements due to the timing of publication.

    NOVA Chemicals' forward-looking statements are expressly qualified in their entirety by this cautionary statement. In addition, the forward-looking statements are made only as of the date of this news release, and except as required by applicable law, NOVA Chemicals undertakes no obligation to publicly update these forward-looking statements to reflect new information, subsequent events or otherwise.

Summary Quarterly Financial Information

(millions of U.S. Dollars, except per share amounts)

                                 Three Months Ended
               -------------------------------------------------------
                    2007                       2006
               --------------- -------------------------------------
               June 30 Mar. 31 Dec. 31 Sept. 30   June 30   Mar. 31
                                       (restated (restated (restated
                                         - see     - see     - see
                                        Note 1)   Note 1)   Note 1)
               ------- ------- ------- --------- --------- ---------

Revenue         $1,676   1,506  1,635     1,712      1,619    1,553
Operating
 income (loss)  $  150     101   (837)       13        107       37
Net income
 (loss)         $   80      44 $ (781)      (24)       106       (4)
Earnings per
 share
  - basic       $ 0.97    0.53  (9.46)    (0.29)      1.28    (0.05)
  - diluted     $ 0.96    0.53  (9.46)    (0.29)      1.27    (0.05)
Weighted-
 average common
 shares
 outstanding
 (millions)
  - basic         82.9    82.7   82.6      82.6       82.5     82.5
  - diluted       83.7    83.5   82.6      82.6       83.2     82.5

Summary Quarterly Financial Information

(millions of U.S. Dollars, except per share amounts)

                                                   Three Months Ended
                                                  --------------------
                                                          2005
                                                  --------------------
                                                   Dec. 31   Sept. 30
                                                   (restated (restated
                                                    - see      - see
                                                    Note 1)   Note 1)
                                                  ---------- ---------

Revenue                                               1,433     1,366
Operating income (loss)                                 (76)      (98)
Net income (loss)                                       (66)     (107)
Earnings per share
  - basic                                             (0.80)    (1.29)
  - diluted                                           (0.80)    (1.29)
Weighted-average common shares outstanding
 (millions)
  - basic                                              82.4      82.3
  - diluted                                            82.4      82.3


CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Net Income

(unaudited, millions of U.S. dollars, except per share amounts)

                           Three Months Ended       Six Months Ended
                       --------------------------- -------------------
                       June 30 Mar. 31   June 30   June 30   June 30
                        2007    2007      2006      2007      2006
                       ------- ------- ----------- ------- -----------
                                       (restated -         (restated -
                                       see Note 1)         see Note 1)
Revenue                $1,676  $1,506      $1,619  $3,182      $3,172
                       ------- ------- ----------- ------- -----------

Feedstock and operating
 costs                  1,391   1,281       1,363   2,672       2,733
Research and
 development               12      12          13      24          25
Selling, general and
 administrative            53      58          58     111         105
Restructuring charges
 (Note 3)                  10       -           1      10          16
Depreciation and
 amortization              60      54          77     114         149
                       ------- ------- ----------- ------- -----------
                        1,526   1,405       1,512   2,931       3,028
                       ------- ------- ----------- ------- -----------
Operating income          150     101         107     251         144
                       ------- ------- ----------- ------- -----------

Interest expense (net)
 (Note 4)                 (41)    (42)        (40)    (83)        (82)
Other gains and losses
 (net)                     (1)      1           -       -           2
                       ------- ------- ----------- ------- -----------
                          (42)    (41)        (40)    (83)        (80)
                       ------- ------- ----------- ------- -----------
Income before income
 taxes                    108      60          67     168          64
Income tax expense
 (recovery) (Note 5)       28      16         (39)     44         (38)
                       ------- ------- ----------- ------- -----------
Net income             $   80  $   44      $  106  $  124      $  102
                       ======= ======= =========== ======= ===========

Earnings per share
 (Note 6)
  - basic              $ 0.97  $ 0.53      $ 1.28  $ 1.50      $ 1.24
  - diluted            $ 0.96  $ 0.53      $ 1.27  $ 1.49      $ 1.22

    Notes to the Consolidated Financial Statements appear on pages 21 to 29.


Consolidated Statements of Comprehensive Income
(unaudited, millions of U.S. dollars)

                                Three Months Ended    Six Months Ended
                              ----------------------- ----------------
                              June 30 Mar. 31 June 30 June 30  June 30
                               2007    2006    2006     2007    2006
                              ------- ------- ------- -------- -------

Net income                       $ 80     $44    $106     $124    $102
Other comprehensive income
 (loss):
  Unrealized gain on
   translation of self-
   sustaining foreign
   operations                     198      26      66      224      73
                              ------- ------- ------- -------- -------
Comprehensive income             $278     $70    $172     $348    $175
                              ======= ======= ======= ======== =======


Consolidated Balance Sheets
(unaudited, millions of U.S. dollars)

                                           June 30, 2007 Dec. 31, 2006
                                           ------------- -------------
Assets
Current assets
  Cash and cash equivalents                      $  109        $   53
  Restricted cash and other assets                   69            72
  Accounts receivable                               492           496
  Inventories                                       854           669
                                           ------------- -------------
                                                  1,524         1,290

Investments and other assets                        108           113
Property, plant and equipment, net                2,911         2,719
                                           ------------- -------------

                                                 $4,543        $4,122
                                           ============= =============

Liabilities and Shareholders' Equity
Current liabilities
  Bank loans                                     $    1        $    1
  Accounts payable and accrued liabilities        1,018           926
  Long-term debt due within one year                235           262
                                           ------------- -------------
                                                  1,254         1,189
Long-term debt                                    1,642         1,582
Future income taxes                                 399           435
Deferred credits and long-term liabilities          365           370
                                           ------------- -------------
                                                  3,660         3,576
                                           ------------- -------------

Shareholders' equity
  Common shares                                     501           497
  Contributed surplus                                26            25
  Accumulated other comprehensive income            602           378
  Deficit                                          (246)         (354)
                                           ------------- -------------
                                                    883           546
                                           ------------- -------------

                                                 $4,543        $4,122
                                           ============= =============

    Notes to the Consolidated Financial Statements appear on pages 21 to 29.


Consolidated Statements of Changes in Shareholders' Equity
(unaudited, millions of U.S. dollars, except number of shares)


                                         Common Shares   Contributed
                                       -----------------
                                         Shares   Amount   Surplus
                                       ---------- ------ -----------

Balance at Dec. 31, 2005               82,364,899   $494         $16

Net loss                                        -      -           -
Other comprehensive income
   Unrealized gain on
translation of self-sustaining
foreign operations                              -      -           -
Comprehensive income
Issued for cash on exercise of stock
 options                                  176,045      2           -
Stock option compensation cost                  -      -           7
Common share dividends                          -      -           -
Stock options retired for cash                  -      -           -
                                       ---------- ------ -----------

Balance at Mar. 31, 2006               82,540,944   $496         $23

Net income                                      -      -           -
Other comprehensive income
   Unrealized gain on
translation of self-sustaining
foreign operations                              -      -           -
Comprehensive income
Issued for cash on exercise of stock
 options                                    8,750      1           -
Stock option compensation cost                  -      -           1
Common share dividends                          -      -           -
                                       ---------- ------ -----------

Balance at June 30, 2006               82,549,694   $497         $24
                                       ========== ====== ===========


Balance at Dec. 31, 2006               82,561,272   $497         $25

Net income                                      -      -           -
Other comprehensive income
   Unrealized gain on
translation of self-sustaining
foreign operations                              -      -           -
Comprehensive income
Issued for cash on exercise of stock
 options                                  187,620      3           -
Stock option compensation cost                  -      -           2
Common share dividends                          -      -           -
                                       ---------- ------ -----------

Balance at Mar. 31, 2007               82,748,892   $500         $27

Net income                                      -      -           -
Other comprehensive income
   Unrealized gain on translation
of self-sustaining foreign
operations                                      -      -           -
Comprehensive income
Issued for cash on exercise of stock
 options                                  112,781      1           -
Stock option compensation cost                  -      -         (1)
Common share dividends                          -      -           -
Stock options retired for cash                  -      -           -
                                       ---------- ------ -----------

Balance at June 30, 2007               82,861,673   $501         $26
                                       ========== ====== ===========

Consolidated Statements of Changes in Shareholders' Equity
(unaudited, millions of U.S. dollars, except number of shares)

                                       Accumulated
                                           Other     Reinvested
                                       Comprehensive  Earnings
                                          Income     (Deficit)  Total
                                      -------------- ---------- ------

Balance at Dec. 31, 2005                        $324       $381 $1,215

Net loss                                           -        (4)    (4)
Other comprehensive income
   Unrealized gain on
translation of self-sustaining
foreign operations                                 7          -      7
                                                                ------
Comprehensive income                                                 3
Issued for cash on exercise of stock
 options                                           -          -      2
Stock option compensation cost                     -          --     7
Common share dividends                             -        (7)    (7)
Stock options retired for cash                     -        (1)    (1)
                                      -------------- ---------- ------

Balance at Mar. 31, 2006                        $331       $369 $1,219

Net income                                         -        106    106
Other comprehensive income
   Unrealized gain on
translation of self-sustaining
foreign operations                                66          -     66
                                                                ------
Comprehensive income                                               172
Issued for cash on exercise of stock
 options                                           -          -      1
Stock option compensation cost                     -          -      1
Common share dividends                             -        (8)    (8)
                                      -------------- ---------- ------

Balance at June 30, 2006                        $397       $467 $1,385
                                      ============== ========== ======


Balance at Dec. 31, 2006                        $378     $(354)   $546

Net income                                         -         44     44
Other comprehensive income
   Unrealized gain on
translation of self-sustaining
foreign operations                                26          -     26
                                                                ------
Comprehensive income                                                70
Issued for cash on exercise of stock
 options                                           -          -      3
Stock option compensation cost                     -          -      2
Common share dividends                             -        (7)    (7)
                                      -------------- ---------- ------

Balance at Mar. 31, 2007                        $404     $(317)   $614

Net income                                         -         80     80
Other comprehensive income
   Unrealized gain on translation
of self-sustaining foreign
operations                                       198          -    198
                                                                ------
Comprehensive income                                               278
Issued for cash on exercise of stock
 options                                           -          -      1
Stock option compensation cost                     -          -    (1)
Common share dividends                             -        (8)    (8)
Stock options retired for cash                     -        (1)    (1)
                                      -------------- ---------- ------

Balance at June 30, 2007                        $602     $(246)   $883
                                      ============== ========== ======

    Notes to the Consolidated Financial Statements appear on pages 21 to 29.


Consolidated Statements of Cash Flows
(unaudited, millions of U.S. dollars)

                           Three Months Ended       Six Months Ended
                       --------------------------- -------------------
                       June 30 Mar. 31   June 30   June 30   June 30
                        2007    2007      2006      2007      2006
                       ------- ------- ----------- ------- -----------
Operating activities                   (restated -         (restated -
                                       see Note 1)         see Note 1)
  Net income             $ 80    $ 44       $ 106    $124       $ 102
  Depreciation and
   amortization            60      54          77     114         149
  Future income tax
   recovery                18      (9)        (75)      9        (100)
  Unrealized (gain)
   loss on derivatives      1     (26)        (12)    (25)         12
  Other gains and
   losses                   1      (1)          -       -          (2)
  Stock option expense      -       -           1       -           7
  Changes in non-cash
   working capital        (37)    (32)         49     (69)        (35)
  Changes in operating
   non-current assets
   and liabilities         (8)     (6)         99     (14)         91
                       ------- ------- ----------- ------- -----------
  Cash flow from
   operating activities   115      24         245     139         224
                       ------- ------- ----------- ------- -----------

Investing activities
  Proceeds on asset
   sales and other
   capital transactions     -       1           -       1           2
  Property, plant and
   equipment additions    (24)    (37)        (64)    (61)       (105)
  Turnaround costs,
   long-term
   investments and
   other assets           (27)     (3)        (11)    (30)        (20)
                       ------- ------- ----------- ------- -----------
  Cash flow used in
   investing activities   (51)    (39)        (75)    (90)       (123)
                       ------- ------- ----------- ------- -----------

Financing activities
  Decrease in current
   bank loans               -       -           -       -          (1)
  Long-term debt
   additions                -       -           -       -           4
  Long-term debt
   repayments              (7)     (4)       (302)    (11)       (302)
  Long-term debt -
   (decrease) increase
   in revolving debt      (26)     57         139      31         138
  Options retired for
   cash                    (2)      -           -      (2)          -
  Common shares issued      1       3           -       4           2
  Common share
   dividends               (8)     (7)         (8)    (15)        (15)
                       ------- ------- ----------- ------- -----------
  Cash flow (used in)
   from financing
   activities             (42)     49        (171)      7        (174)
                       ------- ------- ----------- ------- -----------

Increase (decrease) in
 cash and cash
 equivalents               22      34          (1)     56         (73)
Cash and cash
 equivalents, beginning
 of period                 87      53          94      53         166
                       ------- ------- ----------- ------- -----------

Cash and cash
 equivalents, end of
 period                  $109    $ 87       $  93    $109       $  93
                       ======= ======= =========== ======= ===========

Cash tax payments        $ 30    $  9       $  11    $ 39       $  11
                       ======= ======= =========== ======= ===========

Cash interest payments   $ 38    $ 44       $  48    $ 82       $  84
                       ======= ======= =========== ======= ===========

    Notes to the Consolidated Financial Statements appear on pages 21 to 29.

    Notes to Consolidated Financial Statements

    (unaudited, millions of U.S. dollars, except per share amounts and unless otherwise noted)

    These interim Consolidated Financial Statements do not include all of the disclosures included in NOVA Chemicals' annual Consolidated Financial Statements. Accordingly, these interim Consolidated
Financial Statements should be read in conjunction with the Consolidated Financial Statements for the year ended Dec. 31, 2006.

    1. Significant Accounting Policies

    These interim Consolidated Financial Statements have been prepared in accordance with Canadian GAAP, using the same accounting policies as set out in Note 2 to the Consolidated Financial Statements for the year ended Dec. 31, 2006 on pages 80 to 84 of the 2006 Annual Report, except as follows.

    On Jan. 1, 2007, NOVA Chemicals adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1506, Accounting Changes. CICA Section 1506 provides that an entity is permitted to change accounting policies only when it is required by a primary source of GAAP, or when the change results in a reliable and more relevant presentation in the financial statements. This new standard applies to fiscal years beginning on or after Jan. 1, 2007.

    On Jan. 1, 2007, NOVA Chemicals adopted CICA Section 3855, Financial Instruments - Recognition and Measurement; Section 3865, Hedges; Section 1530, Comprehensive Income; Section 3251, Equity. These new standards apply to fiscal years beginning on or after Oct. 1, 2006. In addition, NOVA Chemicals has adopted the related disclosure and presentation changes as contained in the existing CICA
Section 3861, Financial Instruments - Disclosure and Presentation.

    CICA Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. Under CICA Section 3855, all financial assets must be classified as either held-for-trading, available for sale, held to maturity investments or loans and receivables. All financial liabilities must be classified as held-for-trading or other financial liabilities. All financial instruments, including derivatives, are included on the Consolidated Balance Sheets and are measured at fair value, except for held to maturity investments, loans and receivables and other financial liabilities, which are measured at amortized cost. Subsequent measurement and recognition of changes in fair value depend on the instrument's initial classification. Held-for-trading financial instruments are measured at fair value and all gains and losses are included in net income in the period in which they arise. Available for sale financial instruments are measured at fair value, determined by published market prices in an active market, except for investments in equity instruments that do not have quoted market prices in an active market which are measured at cost. Changes in fair value are recorded in other comprehensive income until the assets are removed from the balance sheet. Investments classified as available for sale are written down to fair value through income whenever it is necessary to reflect other-than-temporary impairment. Realized gains and losses on the disposal of available for sale securities, are recognized in other gains and losses. Also, transaction costs related to all financial assets and liabilities are added to the acquisition or issue cost, unless the financial instrument is classified as held-for-trading, in which case the transaction costs are recognized immediately in net income.

    CICA Section 3855 also requires financial and non-financial derivative instruments to be measured at fair value and recorded as either assets or liabilities, with the exception of non-financial derivative contracts that were entered into and continue to be held for the purpose of receipt or delivery of a non-financial item in accordance with NOVA Chemicals' expected purchase, sale or usage requirements. Certain derivatives embedded in non-derivative contracts must also be measured at fair value. Any changes in the fair value of recognized derivatives are included in net income in the period in which they arise, unless specific hedge accounting criteria are met, as defined in CICA Section 3865. As a result, NOVA Chemicals has reflected an unrealized loss of $1 million ($0.01 loss per share diluted) and an unrealized gain of $26 million ($0.20 per share diluted) for the periods ended June 30, 2007 and Mar. 31, 2007, respectively, which is included in feedstock and operating costs on the Consolidated Statements of Income. Fair values for NOVA Chemicals' recognized commodity-based derivatives are based on the forward prices of the associated market index. No non-financial derivatives have been recognized as a result of the application of this standard, as all of NOVA Chemicals' non-financial derivative contracts have been designated and documented as meeting NOVA Chemicals' expected purchase, sale or usage requirements.

    As a result of the adoption of CICA Section 3855, NOVA Chemicals has classified, at June 30, 2007 and Mar. 31, 2007, its financial instruments as follows: cash and cash equivalents, derivative instruments (included in Accounts receivables, Investments and other assets and Deferred credits and long-term liabilities on the Consolidated Balance Sheets) as held-for-trading; trade accounts receivable, advances receivable from affiliates and other receivables (included in Accounts receivable on the Consolidated Balance Sheets) and Restricted cash and other assets as loans and receivables; investments in non-affiliated entities (included in Investments and other assets on the Consolidated Balance Sheets) as available for sale; and trade accounts payable, other accounts payable, certain accrued liabilities (included in Accounts payable and accrued liabilities on the Consolidated Balance Sheets); bank loans (line of credit); long-term liabilities (included in Deferred credits and long-term liabilities on the Consolidated Balance Sheets); and long-term debt as other financial liabilities.

    Under CICA Section 3855, long-term debt is required to be initially measured at fair value and subsequently measured at amortized cost. As a result, certain deferred debt discount and issuance costs that were previously reported in Restricted cash and other assets and Investments and other assets on the Consolidated Balance Sheets have been reclassified, on a prospective basis, and are now reported as a reduction of the respective debt obligations. In total, $17 million was reclassified in the first quarter of 2007.

    As noted above, investments in non-affiliated entities classified as available for sale are now measured at fair market value. Previously, these investments were measured at cost. On Jan. 1, 2007, the impact of this change was not material to the Consolidated Financial Statements. During the three-month periods ending June 30, 2007 and Mar. 31, 2007, the change in fair value of these investments was also not material to the Consolidated Financial Statements. NOVA Chemicals' investments in non-affiliated entities that do not have a quoted market price in an active market are measured at cost. As of Mar. 31, 2007 and June 30, 2007 these investments totaled $13 million and $12 million, respectively. During the second quarter, an impairment loss of $1 million was recognized related to one of these investments.

    The recommendations of CICA Section 3865, Hedges, replaces and expands the guidance in CICA Accounting Guideline 13 (AcG-13), Hedging Relationships and the hedging guidance in CICA Section 1650, Foreign Currency Translation. CICA Section 3865 establishes standards for when and how hedge accounting may be applied as well as related disclosure requirements. Hedge accounting ensures the recording, in the same period, of counterbalancing gains, losses, revenues and expenses from designated derivative financial instruments as those related to the hedged item. NOVA Chemicals evaluated the impact of CICA Section 3865 on its Consolidated Financial Statements, at Jan. 1, 2007, Mar. 31, 2007, and determined that a gain on settlement of a derivative instrument that was previously designated as a hedge and deferred on the Consolidated Balance Sheets should now be reported as an adjustment of the previously hedged long-term debt instrument. As such, the deferred gain of $4 million was reclassified, on a prospective basis, from Accounts payable and accrued liabilities and Deferred credits and long-term liabilities to Long-term debt.

    CICA Section 1530, Comprehensive Income, establishes standards for reporting and presentation of comprehensive income, which is defined as the change in equity from transactions and other events and circumstances from non-owner sources. As a result of adopting CICA
Section 1530, two new statements, Consolidated Statements of Changes in Shareholders' Equity and Consolidated Statements of Comprehensive Income have been presented. Comprehensive income is composed of NOVA Chemicals' net income and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains (losses) on available for sale financial assets, foreign currency translation gains (losses) on the net investment in self-sustaining foreign operations and changes in the fair market value of derivative instruments designated as cash flow hedges, all net of income taxes. The components of comprehensive income are disclosed in the Consolidated Statements of Changes in Shareholders' Equity. As a result of the adoption of CICA Section 1530, the cumulative translation adjustment, formerly presented as a separate line item as part of Shareholders' equity in the Consolidated Balance Sheets, of $378 million and $397 million as of Dec. 31, 2006 and June 30, 2006, respectively, was reclassified to Accumulated other comprehensive income.

    CICA Section 3251, Equity, establishes standards for the presentation of equity and changes in equity during the reporting periods. The requirements under this Section have been effected in the presentation of the Consolidated Statements of Changes in Shareholders' Equity.

    In the first quarter of 2007, NOVA Chemicals changed its accounting for its interest in the European accounts receivable securitization program, undertaken by the European Joint Venture.
Accounts receivable securitization transactions are recorded as sales of assets based on the transfer of control to the purchaser as opposed to financing.

    Certain comparative figures have been restated to conform to the current periods' presentation. In particular, Canadian GAAP implemented EIC (Emerging Issues Committee) 162, Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date, which resulted in the acceleration of the recognition of compensation cost for stock-based awards based on employees' retirement eligibility at the date of the grant. This standard became effective for NOVA Chemicals in the fourth quarter of 2006 and was applied retroactively, with restatement of prior periods, as required by EIC 162.

    2. Pensions and Other Post-Retirement Benefits

Components of Net Periodic Benefit Cost for Defined Benefit Plans

                                  Three Months Ended
                 -----------------------------------------------------
                   June 30, 2007     Mar. 31, 2007     June 30, 2006
                 ----------------- ----------------- -----------------
                 Pension   Other   Pension   Other   Pension   Other
                 Benefits Benefits Benefits Benefits Benefits Benefits
                 -------- -------- -------- -------- -------- --------

 Current service
  cost              $  7        $-    $  8        $1     $ 7        $2
 Interest cost on
  projected
  benefit
  obligations         11         1      10         1       9         1
 Actual gain on
  plan assets        (13)        -     (13)        -      (9)        -
 Actuarial loss
  on accrued
  obligation           -         1       2         -       -         -
                 -------- -------- -------- -------- -------- --------
 Costs arising in
  the period           5         2       7         2       7         3
 Differences
  between costs
  arising in the
  period and
  costs
  recognized in
  the period in
  respect of the
  long-term
  nature of
  employee future
  benefit costs:

 Transition asset     (1)        -      (1)        -      (1)        -
 Actuarial loss        2         -       -         -       2         -
                 -------- -------- -------- -------- -------- --------
 Total defined
  benefit cost
  recognized        $  6        $2    $  6        $2     $ 8        $3
                 ======== ======== ======== ======== ======== ========


                                            Six Months Ended
                                   -----------------------------------
                                     June 30, 2007     June 30, 2006
                                   ----------------- -----------------
                                   Pension   Other   Pension   Other
                                   Benefits Benefits Benefits Benefits
                                   -------- -------- -------- --------

 Current service cost                 $ 15        $1    $ 14        $3
 Interest cost on projected benefit
  Obligations                           21         2      18         2
 Actual gain on plan assets            (26)        -     (18)        -
 Actuarial loss on accrued
  obligation                             2         1       -         -
                                   -------- -------- -------- --------
 Costs arising in the period            12         4      14         5
 Differences between costs arising
  in the period and costs
  recognized in the period in
  respect of the long-term nature
  of employee future benefit costs:

 Transition asset                       (2)        -      (2)        -
 Actuarial loss                          2         -       4         -
                                   -------- -------- -------- --------
 Total defined benefit cost
  recognized                          $ 12        $4    $ 16        $5
                                   ======== ======== ======== ========

    The expected long-term rate of a return on plan assets is 7.5% compared to 7.4% in the prior year.

    Employer Contributions

    NOVA Chemicals contributed $7 million, $14 million and $12 million during the quarters ended June 30, 2007, Mar. 31, 2007, and June 30, 2006, respectively, to its defined benefit pension plans. NOVA Chemicals contributed $2 million for each of the quarters ended June 30, 2007, Mar. 31, 2007, and June 30, 2006 to its defined contribution plans. NOVA Chemicals contributed $21 million and $22 million during the six months ended June 30, 2007 and June 30, 2006, respectively, to its defined benefit pension plans. NOVA Chemicals contributed $4 million during each of the six month periods ended June 30, 2007 and June 30, 2006 to its defined contribution plans.

    3. Restructuring Charges

    In the second quarter of 2007, NOVA Chemicals accrued $7 million ($7 million after-tax - see Note 5 on page 24) of restructuring costs related to the May 31, 2007 announcement of the elimination of approximately 90 positions in the U.S. and Europe. In addition, NOVA Chemicals accrued $3 million ($2 million after-tax) of restructuring costs related to additional actions taken in the European Joint Venture.

    In the second quarter of 2006, NOVA Chemicals accrued $1 million of additional restructuring costs related to the rationalization activities commenced in 2005 in its European Joint Venture.

    In the first quarter of 2006, NOVA Chemicals included in the restructuring charges severance costs of $15 million ($10 million after-tax) related to the Chesapeake, VA closure. To date, $6 million of the severance costs has been paid to employees.

    4. Interest Expense

Components of interest expense  Three Months Ended    Six Months Ended
                              ----------------------- ----------------
                              June 30 Mar. 31 June 30 June 30  June 30
                               2007    2007    2006     2007    2006
                              ------- ------- ------- -------- -------
Interest on long-term debt       $34     $35     $37      $69     $75
Interest on securitizations
 and other                        10       9       6       19      11
                              ------- ------- ------- -------- -------
Gross interest expense            44      44      43       88      86
Interest capitalized during
 plant construction                -      (1)      -       (1)     (1)
Interest income                   (3)     (1)     (3)      (4)     (3)
                              ------- ------- ------- -------- -------
Interest expense (net)           $41     $42     $40      $83     $82
                              ======= ======= ======= ======== =======

    5. Income Taxes

                                Three Months Ended    Six Months Ended
                              ----------------------- ----------------
                              June 30 Mar. 31 June 30 June 30  June 30
                               2007    2007    2006     2007    2006
                              ------- ------- ------- -------- -------
Income before income taxes    $  108  $   60  $   67   $  168  $   64
Statutory income tax rate      32.12%  32.12%  32.49%   32.12%  32.49%
                              ------- ------- ------- -------- -------
Computed income tax expense   $   35  $   19  $   22   $   54  $   21
(Decrease) increase in taxes
 resulting from:
  Tax benefit of rate
   reductions (1)                 (6)      -     (60)      (6)    (60)
  Foreign tax rates               (4)     (4)     (2)      (8)     (3)
  Uncertain tax benefits (2)       4       -       -        4       -
  Other                           (1)      1       1        -       4
                              ------- ------- ------- -------- -------
Income tax expense (recovery) $   28  $   16  $  (39)  $   44  $  (38)
                              ======= ======= ======= ======== =======

(1) In the second quarter of 2007, the Canadian federal government reduced the general income tax rate from 19% to 18.5% effective January 1, 2011. As a result, future tax liabilities were reduced by $6 million. In the second quarter of 2006, future tax liabilities were reduced by $60 million as a result of the enactment of Canadian federal and Alberta provincial income tax rate reductions. The benefits that result from these periodic revisions are recorded as reductions in income tax expense in the applicable quarters.
(2) The tax benefits of certain costs have not been recorded due to uncertainty that tax benefits will be realized prior to the expiration of the loss carryforwards in the U.S.

    6. Earnings Per Share

  (shares in millions)                  Three Months Ended
                             -----------------------------------------
                                June 30       Mar. 31       June 30
                                 2007          2007          2006
                             ------------- ------------- -------------
                             Basic Diluted Basic Diluted Basic Diluted

Net income available to
 common shareholders         $  80   $  80 $  44   $  44 $ 106   $ 106
                             ===== ======= ===== ======= ===== =======
Weighted average common
 shares outstanding           82.9    82.9  82.7    82.7  82.5    82.5
Add back effect of dilutive
 securities:
  Stock Options                  -     0.8     -     0.8     -     0.7
                             ----- ------- ----- ------- ----- -------
Weighted-average common share
 for EPS calculations         82.9    83.7  82.7    83.5  82.5    83.2
                             ----- ------- ----- ------- ----- -------
Earnings per share           $0.97   $0.96 $0.53   $0.53 $1.28   $1.27
                             ===== ======= ===== ======= ===== =======

No stock options were excluded from the computation of diluted earnings per share for the quarters ended June 30, 2007, Mar. 31, 2007 and June 30, 2006. Options become dilutive when the market price is higher than the strike price and NOVA Chemicals is profitable. The amount of dilution will vary with the stock price. As of June 30, 2007, the fully diluted share count was 83.7 million.


(shares in millions)              Six Months Ended
                             ---------------------------
                                June 30       June 30
                                 2007          2006
                             ------------- -------------
                             Basic Diluted Basic Diluted

Net income available to
 common shareholders         $ 124   $ 124 $ 102    $102
                             ===== ======= ===== =======
Weighted average common
 shares outstanding           82.8    82.8  82.5    82.5
Add back effect of dilutive
 securities:
 Stock Options                   -     0.7     -     0.8
                             ----- ------- ----- -------
Weighted-average common share
 for EPS calculations         82.8    83.5  82.5    83.3
                             ----- ------- ----- -------
Earnings per share           $1.50   $1.49 $1.24   $1.22
                             ===== ======= ===== =======

    7. Segmented Information

    Refer to pages 104 and 105 of the Consolidated Financial Statements for the year ended Dec. 31, 2006 for the description of each segment and accounting policies for segment reporting. Beginning in the first quarter of 2007, NOVA Chemicals no longer allocates interest, taxes or corporate operating costs to the business segments. Prior period comparative amounts have been revised to reflect this change. Mark-to-market adjustments on NOVA Chemicals' open feedstock derivative positions are recorded as part of Corporate results until the positions are realized. Once realized, any income effects are recorded in business results.

    The following tables provide information for each segment.

                               Three Months Ended    Six Months Ended
                             ----------------------- -----------------
                             June 30 Mar. 31 June 30 June 30  June 30
                              2007    2007    2006     2007     2006
                             ------- ------- ------- -------- --------
Revenue
  Joffre Olefins             $  425  $  411     $399 $   836  $   900
  Corunna Olefins               502     397      507     899      925
  Polyethylene                  475     423      493     898      960
  Performance Styrenics         115     100      106     215      205
  Styrene Monomer               471     464      438     935      878
  North American Solid
   Polystyrene                  144     141      120     285      241
  European Joint Venture        193     188      162     381      309
  Eliminations                 (649)   (618)   (606)  (1,267)  (1,246)
                             ------- ------- ------- -------- --------
                             $1,676  $1,506   $1,619 $ 3,182  $ 3,172
                             ======= ======= ======= ======== ========
Adjusted EBITDA (1)
  Joffre Olefins             $  121  $  107     $134 $   228  $   295
  Corunna Olefins                58      42       41     100       61
  Polyethylene                   50      22       51      72       66
  Performance Styrenics          (6)     (6)       -     (12)      (1)
  Styrene Monomer                23      10      (4)      33       (6)
  North American Solid
   Polystyrene                   (7)     (6)     (8)     (13)     (13)
  European Joint Venture         13      15      (3)      28       (7)
  Corporate                     (31)    (17)    (25)     (48)     (74)
  Eliminations                   (1)    (12)     (1)     (13)     (12)
                             ------- ------- ------- -------- --------
                             $  220  $  155     $185 $   375  $   309
                             ======= ======= ======= ======== ========

(1) Net income before restructuring charges, income taxes, other gains and losses, interest expense and depreciation and amortization (see Consolidated Statements of Net Income on page 17 and Supplemental Measures on page 13).

                               Three Months Ended    Six Months Ended
                             ----------------------- -----------------
                             June 30 Mar. 31 June 30 June 30  June 30
                              2007    2007    2006     2007     2006
                             ------- ------- ------- -------- --------
Operating income (loss)
  Joffre Olefins             $  108  $   95     $121 $   203  $   270
  Corunna Olefins                43      27       26      70       34
  Polyethylene                   33       6       34      39       32
  Performance Styrenics         (14)    (11)     (3)     (25)      (7)
  Styrene Monomer                20       8     (18)      28      (33)
  North American Solid
   Polystyrene                   (8)     (7)    (13)     (15)     (23)
  European Joint Venture         12      14     (11)      26      (23)
  Corporate                     (43)    (19)    (28)     (62)     (94)
  Eliminations                   (1)    (12)     (1)     (13)     (12)
                             ------- ------- ------- -------- --------
  Total operating income     $  150  $  101     $107 $   251  $   144
  Interest expense (net)        (41)    (42)    (40)     (83)     (82)
  Other gains and losses
   (net)                         (1)      1        -       -        2
  Income tax (expense)
   recovery                     (28)    (16)      39     (44)      38
                             ------- ------- ------- -------- --------
  Net income                 $   80  $   44     $106 $   124  $   102
                             ======= ======= ======= ======== ========

Depreciation and amortization
 expense
  Joffre Olefins             $   13  $   12  $    13 $    25  $    25
  Corunna Olefins                16      15       15      31       27
  Polyethylene                   16      16       17      32       34
  Performance Styrenics           8       5        3      13        6
  Styrene Monomer                 3       2       14       5       27
  North American Solid
   Polystyrene                    1       1        5       2       10
  European Joint Venture          1       1        8       2       16
  Corporate                       2       2        2       4        4
                             ------- ------- ------- -------- --------
                             $   60  $   54  $    77 $   114  $   149
                             ======= ======= ======= ======== ========

Capital expenditures
  Joffre Olefins             $    6  $    4  $     6 $    10  $    10
  Corunna Olefins                 1      24       17      25       29
  Polyethylene                    8       2        5      10        8
  Performance Styrenics           2       2       31       4       51
  Styrene Monomer                 2       1        1       3        2
  North American Solid
   Polystyrene                    2       1        2       3        2
  European Joint Venture          3       3        2       6        3
                             ------- ------- ------- -------- --------
                             $   24  $   37  $    64 $    61  $   105
                             ======= ======= ======= ======== ========

                                                     June 30  Dec. 31
                                                       2007     2006
                                                     -------- --------
Assets
  Joffre Olefins                                     $   858  $   743
  Corunna Olefins                                      1,209    1,092
  Polyethylene                                         1,037      946
  Performance Styrenics                                  422      429
  Styrene Monomer                                        381      334
  North American Solid Polystyrene                       100       82
  European Joint Venture                                 175      183
  Corporate (1)                                          395      331
  Eliminations                                           (34)     (18)
                                                     -------- --------
                                                     $ 4,543  $ 4,122
                                                     ======== ========
(1) Amounts include all cash and cash equivalents.

    8. Reconciliation to United States Generally Accepted Accounting
Principles

                           Three Months Ended       Six Months Ended
                       --------------------------- -------------------
                       June 30 Mar. 31   June 30   June 30   June 30
                        2007    2007      2006      2007      2006
                       ------- ------- ----------- ------- -----------
                                       (restated -         (restated -
                                       see Note 1)         see Note 1)
Net income in
 accordance with
 Canadian GAAP          $  80   $  44       $ 106   $ 124       $ 102
Add (deduct)
 adjustments for:
  Start-up costs (1)        -       1           1       1          (6)
  Derivative
   instruments and
   hedging activity (2)
                            -      (1)          1      (1)          1
  Inventory costing (3)    (1)     (1)         (3)     (2)         (6)
  Stock-based
   compensation (4)         1       1           -       2           -
                       ------- ------- ----------- ------- -----------
Net income in
 accordance with U.S.
 GAAP                   $  80   $  44       $ 105   $ 124       $  91
                       ======= ======= =========== ======= ===========
Earnings per share -
 basic                  $0.97   $0.53       $1.27   $1.50       $1.10
                       ======= ======= =========== ======= ===========
Earnings per share -
 diluted                $0.96   $0.53       $1.26   $1.49       $1.09
                       ======= ======= =========== ======= ===========


                           Three Months Ended       Six Months Ended
                       --------------------------- -------------------
                       June 30 Mar. 31   June 30   June 30   June 30
                        2007    2007      2006      2007      2006
                       ------- ------- ----------- ------- -----------
                                       (restated -         (restated -
                                       see Note 1)         see Note 1)
Comprehensive income in
 accordance with
 Canadian GAAP           $278     $70        $172    $348        $175
Add (deduct)
 adjustments to
 Canadian GAAP net
 income for:
  Start-up costs (1)        -       1           1       1          (6)
  Derivative
   instruments and
   hedging activity (2)
                            -      (1)          1      (1)          1
  Inventory costing (3)    (1)     (1)         (3)     (2)         (6)
  Stock-based
   compensation (4)         1       1           -       2           -
                       ------- ------- ----------- ------- -----------
Comprehensive income in
 accordance with U.S.
 GAAP                    $278     $70        $171    $348        $164
                       ======= ======= =========== ======= ===========

                                                     June 30  Dec. 31
                                                       2007     2006
                                                     -------- --------
Accumulated other comprehensive income
  Unrealized gain on translation of self-sustaining
   foreign operations                                $   581  $   357
  Pension liability adjustment (5)                       (82)     (82)
                                                     -------- --------
                                                     $   499  $   275
                                                     ======== ========
Balance sheet in accordance with U.S. GAAP (7)
  Current assets (3)                                 $ 1,567  $ 1,337
  Investments and other assets (1), (5)                   79       82
  Property, plant and equipment, net (1)               2,911    2,719
  Current liabilities (2), (6)                        (1,258)  (1,186)
  Long-term debt (2)                                  (1,640)  (1,584)
  Future income taxes (1), (2), (3), (4), (5), (6)      (327)    (397)
  Deferred credits and long-term liabilities (2),
   (4), (5), (6)                                        (531)    (501)
                                                     -------- --------
  Common shareholders' equity (5),(6)                $   801  $   470
                                                     ======== ========

(1) Start-up Costs. Canadian GAAP provides that when an entity starts up a new facility, expenditures incurred during the pre-operating period may be deferred when certain criteria are met. Under U.S. GAAP, all costs (except interest on constructed assets) associated with start-up activities must be expensed as incurred.

(2) Derivative Instruments and Hedging Activities. CICA Section 3855 harmonizes Canadian and U.S. GAAP by establishing standards for recognition and measurement of financial assets, liabilities and non-financial derivatives. CICA Section 3865 harmonizes Canadian GAAP with U.S. GAAP SFAS No. 133 by establishing standards for when and how hedge accounting may be applied and recorded. See
     Note 1 for further details. Certain differences that existed before the implementation of the above standards on Jan. 1, 2007, pertaining to the termination of interest rate swaps in 2002, continue to be reconciling items between Canadian GAAP and U.S. GAAP.

(3) Inventory Costing. Canadian GAAP allows fixed overhead costs associated with production activities to be expensed during the period whereas U.S. GAAP requires an allocation of fixed production overhead to inventory.

(4) Stock-Based Compensation. Under Canadian GAAP, the Employee Incentive Stock Option Plan is measured using a fair-value based method, while the Equity Appreciation Plan and the Restricted Stock Unit Plan classified as liability instruments and are marked-to-market based on intrinsic value. U.S. GAAP, SFAS No. 123R, Share-Based Payment, effective Jan. 1, 2006, requires the share-based compensation transactions to be accounted for using a fair-value based method, such as the Black Scholes method. The fair value of awards classified as liability instruments must be remeasured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period will be recognized as compensation cost over that period. The cumulative effect for the periods prior to Dec. 31, 2005 of $5 million after-tax, has been charged to reinvested earnings (deficit) at Jan. 1, 2006.

(5) Pension Liability Adjustment. In 2006, for U.S. GAAP reporting, SFAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of SFAS Nos. 87, 88, 106, and 132R, was effective. SFAS No. 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multi-employer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through accumulated other comprehensive income. Accordingly, at Dec. 31, 2006, NOVA Chemicals recognized an additional pension and post-retirement liability of $124 million, resulting in a charge of $82 million (net of tax) to accumulated other comprehensive income. In 2006 (prior to the adoption of SFAS No. 158), SFAS No. 87, Employer's Accounting for Pensions, was followed with respect to pension accounting, which required an employer to record an additional minimum liability (AML) if the unfunded accumulated benefit obligation exceeded the accrued pension liability or if there was a prepaid pension asset with respect to the plan. If an AML was recognized, an intangible asset, in an amount not exceeding the unrecognized prior service cost, was also recognized. The excess of the AML, over the intangible asset, if any, was charged to other comprehensive income, net of income tax effects.

(6) Income Taxes. Beginning Jan. 1, 2007, FIN 48, Accounting for Uncertainty in Income Taxes, became effective for U.S. GAAP reporting. FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a minimum recognition threshold that a tax position is required to meet before being recognized. An entity is required to recognize the best estimate of a tax position if that position is more likely than not to be sustained upon examination, based solely on the technical merits of the position. NOVA Chemicals adopted the provisions of FIN 48 on Jan. 1, 2007 at which time a FIN 48 liability of $36 million was recognized by reclassifying $34 million out of deferred tax liability and $4 million from the current tax liability. This resulted in a $6 million increase in the liability for unrecognized tax benefits, and was accounted for as a reduction to the Jan. 1, 2007, U.S. GAAP balance in reinvested earnings. Since implementation of FIN 48 on Jan. 1, 2007, no further changes to the FIN 48 liability have been necessary. Also, it is NOVA Chemicals policy to recognize interest and penalties accrued related to unrecognized tax benefits in income tax expense. At June 30, 2007, NOVA Chemicals had approximately $6 million accrued for the payment of interest and penalties.

(7) Joint Ventures. NOVA Chemicals accounts for its interests in joint ventures using the Proportionate Consolidation method under Canadian GAAP. As permitted by specific U.S. SEC exemptions, adjustments to reflect equity accounting, as required under U.S. GAAP, have not been made. The equity method would not result in any changes in NOVA Chemicals' net income or shareholders' equity; however, all assets, liabilities, revenue, expenses, and most cash flow items would decrease when compared to the amounts that are presented using proportionate consolidation.

    9. New Accounting Pronouncements

    Canadian GAAP

    CICA 1535, Capital Disclosures, applicable to interim and annual periods relating to fiscal years beginning on or after Oct. 1, 2007, specifies disclosures of (1) information about the entity's objectives, policies, and processes for managing capital structure;
(2) quantitative data about what the entity regards as capital; and
(3) whether the entity has complied with externally imposed capital requirements (for example bank covenants) and if it has not complied, the consequences of such non-compliance. NOVA Chemicals is currently evaluating the effect of adopting this standard.

    CICA 3862, Financial Instruments - Disclosure and CICA 3863, Financial Instruments - Presentation, replace CICA 3861, Financial Instruments - Disclosure and Presentation. These new standards revise and enhance the disclosure requirements, and carry forward, substantially unchanged, the presentation requirements. These new standards emphasize the significance of financial instruments for the entity's financial position and performance, the nature and extent of risks arising from financial instruments, and how these risks are managed. These new standards are applicable to interim and annual periods relating to fiscal years beginning on or after Oct. 1, 2007. NOVA Chemicals is currently evaluating the effects of adopting these standards.

    CICA 1400, General Standards of Financial Statement Presentation, was amended to include requirements to assess and disclose an entity's ability to continue as a going concern. The new requirements are effective for interim and annual financial statements relating to fiscal years beginning on or after Jan. 1, 2008. NOVA Chemicals is currently evaluating the effects of adopting the new requirements of this standard.

    CICA 3031, Inventories, replaces CICA 3030, Inventories. The new standard is the Canadian equivalent to International Financial Reporting Standard IAS 2, Inventories. The main features of CICA 3031 are: (1) measurement of inventories at the lower of cost and net realizable value, with guidance on the determination of cost, including allocation of overheads and other costs to inventory; (2) cost of inventories of items that are not ordinarily interchangeable, and goods or services produced and segregated for specific projects, assigned by using a specific identification of their individual costs;
(3) consistent use (by type of inventory with similar nature and use) of either first-in, first-out (FIFO) or weighted-average cost formula;
(4) reversal of previous write-downs to net realizable value when there is a subsequent increase in value of inventories; and (5) possible classification of major spare parts and servicing stand-by equipment as property, plant and equipment (CICA 3061 - Property, Plant and Equipment, was amended to reflect this change). CICA 3031, applies to interim and annual financial statements relating to fiscal years beginning on or after Jan. 1, 2008. NOVA Chemicals is evaluating the effects of adopting this standard.

    U.S. GAAP

    SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment to SFAS No. 115, permits entities to choose to measure many financial instruments and certain other items at fair value. Most of the provisions of this Statement apply only to entities that elect the fair value option. However, the amendment to SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, applies to all entities with available for sale and held-for-trading securities. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year that begins after Nov. 15, 2007. NOVA Chemicals is currently evaluating the effects of adopting this standard.

    CONTACT: NOVA Chemicals Corporation
             Investor Relations
             Chris Bezaire, 412-490-5070
             or
             Media Relations
             Greg Wilkinson, 412-490-4166